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                                                                 Exhibit (a)(12)
                     PRESS RELEASE OF MMI DATED NOVEMBER 6, 1997


NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA OR JAPAN
MMI COMPANIES, INC.
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540 Lake Cook Road - Deerfield, Illinois 60015-5290 - 847-374-2400  FAX
847-940-2372
                                                           CONTACT:  Paul Orzech
                                                                    847-374-2369

      MMI COMPANIES, INC. COMMENCES EXCHANGE OFFER FOR UNIONAMERICA HOLDINGS PLC
                     MMI SPECIAL MEETING SET FOR DECEMBER 5, 1997

     DEERFIELD, IL, November 6, 1997 MMI Companies, Inc. (NYSE:MMI) announced today that the Registration Statement for its exchange offer to holders of Unionamerica Holdings plc (NYSE:UA) ordinary shares, including shares represented by American Depositary Shares (ADSs), has been declared effective by the Securities and Exchange Commission. Accordingly, MMI is distributing today exchange offer documents to Unionamerica securityholders and definitive proxy materials to MMI stockholders. The exchange offer is in connection with the proposed acquisition of Unionamerica by MMI in a stock for stock transaction announced on June 25, 1997.

     B. Frederick Becker, Chairman and CEO of MMI commented, "The Unionamerica acquisition represents an important strategic step for MMI's business and an opportunity to improve our market position. The track record of Unionamerica combined with its experienced management team provides us with a stronger foundation for international growth." Mr. Becker added that MMI intends to continue to operate Unionamerica as a distinct business entity under its present management.

     Under the terms of MMI's exchange offer to acquire the whole of the issued share capital of Unionamerica, which are set forth in the Offer to Exchange/Prospectus dated November 5, 1997 (Prospectus), and the related Letter of Transmittal, dated November 6, 1997, holders of Unionamerica ADSs will receive 0.836 shares of MMI Common Stock for each ADS tendered. MMI has received undertakings to accept the offer from selling stockholders representing 50.2% of Unionamerica's outstanding ADSs as of October 31, 1997. The Expiration Date for the exchange offer, unless extended, is December 5, 1997. The offer is subject to a number of conditions (which may, in certain circumstances, be waived by MMI) including the acceptance of the offer by holders of at least 90% of Unionamerica's ordinary shares, approval of the issuance of shares of MMI Common Stock by MMI's stockholders and certain regulatory approvals in the U.S. and U.K.

     MMI has obtained regulatory consents from the U.K. Department of Trade and Industry and Lloyds of London, as well as the Federal Trade Commission, which has granted the request of


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MMI for early termination of the waiting period under the Hart-Scott-Rodino
Antitrust Improvements Act of 1976, as amended.

     The Board of Directors of Unionamerica has determined that the terms of the offer are fair to, and in the best interests of, holders of Unionamerica ADSs and has unanimously recommended that Unionamerica securityholders tender their ADSs in the offer.

     The Board of Directors of MMI believes that the terms of the offer are fair to, and in the best interests of, MMI and its stockholders, and recommends that holders of MMI Common Stock vote for approval of the issuance of shares in connection with the proposed acquisition.

     MMI also announced that it will hold a special meeting on December 5, 1997, to approve the issuance of MMI Common Stock in connection with the acquisition of Unionamerica. MMI stockholders of record as of October 7, 1997 will be entitled to attend and vote at the special meeting.

     Founded in 1971, Unionamerica's operating subsidiary, Unionamerica Insurance Company Limited, is a specialty casualty and property reinsurer and insurer operating in the London-based reinsurance and insurance markets. Unionamerica's core business is professional indemnity reinsurance (including malpractice reinsurance for groups of healthcare providers, lawyers, and other professionals), as well as casualty reinsurance and insurance for a variety of U.S. single industry and/or single state risks. Unionamerica has been granted accredited or trusteed reinsurer status in 46 U.S. states and jurisdictions, including New York, Texas, Illinois, and California, and, additionally, is an approved or eligible excess and surplus lines insurer in 50 U.S. states and jurisdictions.

     MMI Companies, Inc. is an international healthcare risk management company with more than 20 years experience providing a wide range of products and services that help the healthcare industry manage risks associated with the delivery of care. Through its operating subsidiaries, MMI provides strategic consulting services, clinical risk management and operational consulting services, and insurance and reinsurance products to the healthcare industry. In addition to its Deerfield headquarters, MMI has a network of offices throughout the United States and overseas.

     This news release does not constitute an offer to exchange Unionamerica ADSs for MMI Common Stock. Such an offer may only be made pursuant to the Prospectus and related Letter of Transmittal filed with, and declared effective by, the Securities and Exchange Commission. This news release does not constitute a solicitation of a proxy from MMI stockholders. Such a solicitation is made only pursuant to definitive proxy materials filed with the Securities and Exchange Commission.

     The Dealer Manager for the offer is Smith Barney Inc. Holders of Unionamerica ADSs and MMI stockholders may obtain more information from the Information Agent, ChaseMellon Shareholder Services L.L.C. at 1-800-549-9249.


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